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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
       SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                  COMMISSION FILE NUMBER 1-2500


                               BALLY'S GRAND, INC.
              (Exact name of registrant as specified in its charter)


      3645 LAS VEGAS BOULEVARD SOUTH, LAS VEGAS, NEVADA 89109 (702) 739-4111
           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          WARRANTS TO PURCHASE COMMON STOCK
                        10-3/8% FIRST MORTGAGE NOTES DUE 2003
                (Title of each class of securities covered by this Form)


                                        NONE
     (Titles of all other classes of securities for which a duty to file reports under section 13)(a) or 15(d) remains)


     Please place an X in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    /X/       Rule 12h-3(b)(1(ii)   / /
          Rule 12g-4(a)(1)(ii)   / /       Rule 12h-3(b)(2)(i)   / /
          Rule 12g-4(a)(2)(i)    / /       Rule 12h-3(b)(2)(ii)  / /
          Rule 12g-4(a)(2)(ii)   / /       Rule 15d-6            / /
          Rule 12h-3(b)(1)(i)    /X/

     Approximate number of holders of record as of the certification or notice date: Less than 300.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Bally's Grand, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 26, 1998            By:       /s/ David Arrajj
                                    -----------------------------
                                    Name: David Arrajj
                                    Title: Vice President and General Counsel